fetch! Dog Treats

Main Street | B2B | Manufacturing | Agriculture | B2C

All-natural human-grade dog treats

FETCHMEATREAT.COM BUFFALO NEW YORK





After a visit to the vet with my Miniature Schnauzer, Sgt. Pepperoni, I was inspired to create dog treats using all-natural and nutrient-rich ingredients. In a matter of months, my new baking hobby turned into a business, as family and friends clamored for whatever was leftover from each batch of healthy tasty treats to share with their dogs.

Jackie Lovern President @ fetch! Dog Treats

Why you may want to support us...

1. Over 30k happy dogs treated to more than 170k pounds of biscuits worth over $500k in sales to date.
2. We've added an average of 42 brand partners annually since 2015 without advertising.
3. 750% increase in revenue since inception generated by our growing network of brand partners.
4. We stand out! We have been recognized by the media, industry leaders, & celebrity influencers alike.
5. We've bootstrapped nearly 100% of our growth to date.
6. We are dedicated and passionate owners, putting all revenue back into the company, never a salary.

Why investors ❤ us

WE'VE RAISED $102,085 SINCE OUR FOUNDING



I eagerly invested in fetch! Gourmet Dog Treats because of the vision Jackie and John have for their product. They have their finger on the pulse of what dog owners want from a dog treat. Healthy? Check. Limited ingredients? Check. Variety of flavors? Check. Using their product, I feel I am giving the best treat to my dogs.

I love that Jackie and John have expanded their offerings over the years, while still maintaining their original, hand crafted batches of treats from their bakery for those of us who want them. Even though their original flavors are staples in our household, I must say that every new, unique flavor that they have offered has been a huge hit with our canines.

I want

... read more

Marlene Emler MacLean Histopathology Technician

LEAD INVESTOR | INVESTING $4,000 THIS ROUND



John is a very reputable businessman and I am very comfortable in supporting him for his Fetch Dog Treat business.

Trace George



John is passionate for this brand and quite knowledgeable. He spends time sharing his knowledge with his customer base and is very vocal about wanting to bring new and better products to the customer. His enthusiasm draws you in and you want to see what he and Jackie "cook up next". I want nothing more to see their vision come to fruition.

Marlene Emler MacLean

Just someone who's looking to invest in a friend's business that I believe in and want them to succeed.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jackie Lovern

President

I started fetch! in 2012 after adopting my dog, Sgt. Pepperoni out of a desire to treat him with something simple and healthy, like what I would eat myself. I am a passionate creator and am still the primary producer of most of the treats we sell.



John Griveas

Vice President

Since coming on board in 2014 and forming our LLC, I played a key role in reinventing our brand image, securing U.S. manufacturing, expanding our product line, and getting our products into over 150 stores, as well as both Chewy and Amazon.

In the news

Downloads

- Packaging Upgrade Full Line MockUp.pdf
- fetch Dog Treats Pitch Deck WeFunder.pdf

Dog owners want treats for their pets made with simple, safe ingredients from a trusted source. We make those treats.

Simple. Safe. Trusted.

Jackie Lovern's inspiration for fetch! Dog Treats began in August of 2012, following a trip to the veterinarian with her newly adopted Miniature Schnauzer, Sgt. Pepperoni. During the vet's exam, he stressed the importance of healthy feeding habits for her pet, which ultimately sent Lovern in search of dog treats made with natural and nutrient-rich ingredients. To her surprise, she found none. That's what led the determined pet owner to start experimenting with her own dog treat recipes and sharing them with family and friends. In a matter of months, her desire to feed Sgt. Pepperoni treats of a quality that she would eat herself turned into a business, as people started clamoring for her healthy, tasty treats to share with their dogs.



PEANUT BUTTER GOODNESS
CAROB CHIP Delight
Liver Flavored
CHEESY BACON
Peanut Butter BLAST
PUMPKIN
PORK APPLE TENDERS

fetch! Dog Treats assorted biscuits and cookies

Finding the recipe for success

In 2012, the year Jackie adopted Sgt. Pepperoni, there were media reports of dogs becoming sick and even dying due to the poor quality, inexpensive pet treats being imported to the United States and purchased by dog owners. By mid-2012, the FDA was investigating over 1,000 such claims.



CT LOCAL WEATHER INVESTIGATIONS VIDEO ENTERTAINMENT TRAFFIC

oronavirus Pandemic Feeding Our Families Food Drive Kids Connection CT Resource Connection CT Coronavirus Newsletter CT Live

Treats Blamed for Connecticut Dog Deaths

A Connecticut couple has filed a class action lawsuit against the maker of chicken jerky treats after their dogs died.

By Troubleshooter Jo Ling Kent • Published August 9, 2012 • Updated on August 9, 2012 at 10:46 am

By mid-2012, the FDA was investigating over 1,000 similar claims

A new dog mom, herself, Jackie, set out to develop a solution by creating her own line of limited ingredient biscuits made of pure, restaurant-quality ingredients. They were healthier, more beneficial, and completely all-natural. After all, she figured if she wouldn't eat them herself, why would she give them to her dog?



fetch! Dog Treats brand Scrumptious Pumpkin (small-batch pictured)

In the end, she came up with three different limited ingredient recipes that were all hits with Sergeant Pepperoni. It was on one of her daily walks with her pup that it occurred to her that other dog owners and their dogs could benefit from her biscuits. Within a matter of weeks, she found herself set up at a local farmers market where her homemade dog treats were an immediate success, and fetch! Dog Treats was born.


PB $1
Bones

fetch! Dog Treats Dipped Peanut Butter Bones, 2012(L), 2020(R)

The man with a plan

In July of 2014, Lovern met John Griveas, a Navy Seabee veteran and single father of two who immediately saw the potential for success in both Lovern and her dog treats. By the end of the year, the pair agreed to form an LLC and together worked methodically to create a scalable brand of products in the growing pet food industry. Slowly the business grew and expanded based on Jackie's flavorful and nourishing recipes, the couple's shared passion for the product, and their sweat equity.


OLD NAVY · 2015

Lovern met Griveas in July of 2014, and the two have been inseparable since

The pack is formed

Since forming the LLC, Griveas has used his flair for networking and talent for marketing/sales to forge several vital partner relationships that have kept the business moving forward. They now have a team of advisors and mentors from multiple disciplines, including Ron Smith, the successful pet supply industry icon and owner of LADS Pet Supplies, and Steve Trubiano, current Vice President of Finance for iHeart Radio. The foundation of such partnerships has laid the groundwork for fetch! to expand from regional to national markets and beyond.


MEET THE PACK
SGT. PEPPERONI
Chief Tasting Officer
JACQUELINE LOVERN
Founder & President
JOHN GRIVEAS
Co-founder & Vice President
SWEETIE
D.O.G. (Director of Goodness)
DONALD KENNEY
Graphic Design
Owner DK Graphic Design
JORDAN WOLF
Videographer/Photography
Owner TriEyE Media
CHRISTINA ABT
Public Relations
Owner aBc Media
STEVE TRUBIANO
Financial Advisor
VP of Finance iHeart Radio
RON SMITH
Industry Mentor
Owner (Ret) LADS Pet Supply
DEBORAH O'SHEA
Business Mentor
LaunchNY
fetch!

Lovern and Griveas have assembled a strong team of mentors and advisors that have helped them develop and grow their brand

The dog days of fetch!

As a startup, Lovern produced and packaged all fetch! products in her cramped suburban Buffalo, NY kitchen. The challenges she faced were many, including taste testing the perfect balance of all-natural ingredients, ensuring the shelf-life of her products, and making sure to hand tape a business card on the packing of every bone and treat. Today, Lovern creates her successful fetch! line of dog treats in her own commercial bakery complete with industrial ovens, a dehydration system, professional branding, inventory control, recurring sales from multiple sales channels, and a popular retail space attached.


fetch!
DOG TREATS
TAIL WAGGIN' FRESH!
SIMPLE • SAFE • TRUSTED
fetch!
BUFFALO, NY

Applying business cards to containers in her home (top left), Lovern & Griveas make biscuits at their retail bakery (bottom left), Current branded event set-up (right)


LLC Formed
Servicing 60 Brand Partners
Filmed New Project with Cesar Millan
Attended SuperZoo for First Time
Servicing ~200 Brand Partners
JAN 2015
OCT 2017
DEC 2017
FEB 2018
FEB 2019
MAY 2019
AUG 2019
OCT 2019
DEC 2019
Secured Retail Bakery
Secured Contract Manufacturer
Added Regional Distribution - LADS
Approved on Chewy.com, Launched on Amazon.com

fetch! has reached many milestones since forming the LLC in 2015. A few of the most memorable are listed on this graph

Trending in the right direction

Since forming the partnership in 2015, fetch! has experienced steady growth in revenue, customer acquisition, and retail brand partners, thanks in part to the increase in awareness generated by organic social media posts, digital ads, events, distribution deals, and word of mouth. After building a new website in November of 2019, the company saw an immediate increase in conversions and repeat sales, and is on track in 2020 to surpass all previous online sales totals combined. Sales forecasts suggest that with the right digital strategy, fetch! can dramatically increase online sales, improve brand support, and lower the cost to acquire new customers.


Revenue Generated
$83,564
$81,558
$66,220
$64,219
$39,667
$34,885
$31,007
$25,466
$17,868
$7,488
$3,440
$2,902
$1,468
$8,081
$8,986
2015
2016
2017
2018
2019
eCommerce
b2b
DTC

This graph represents strong growth in annual revenue by channel. The plan for 2020 and beyond is to focus more effort on eCommerce where there are higher margins and a lower customer acquisition cost

Recession-proof market

It has long been said that the pet industry is "recession-proof." There might be no better way to test that theory than by inserting a global pandemic into your sales plan. While second-quarter numbers showed a drop in B2C and B2B sales due to the various travel restrictions, quarantines, and cancelations in place across the country, both order size and frequency have increased on Chewy, Amazon, and FetchMeATreat.com, with current online sales already exceeding those in 2019.

According to American Pet Products Association (APPA), in 2019, 63-million U.S. households claimed ownership of at least one of the 89-million dogs in the United States. Based on our Company analytics, our ideal customer is a middle-class female between the ages of 25 to 64. Those demographics equal approximately 86.1 million Americans, of which about 49.9 million own at least one dog. Sales numbers prove that, on average, pet owners spend $76 annually on treats. Assuming that data is correct, the majority fetch! demographic spends around $3.7B annually on just treats. The typical customer on FetchMeATreat.com spends $42.27 per visit.


Number of households buying pet products in retail stores vs. online in the United States from 2013 to 2018 (in millions)
Number of households in millions
80
60
40
20
0
52.72
3.54
53.31
6.27
56.56
5.79
57.53
8.05
57.56
12.22
60.3
13.27
2013
2014
2015
2016
2017
2018
Retail stores
Online
Sources
Petfood Industry; Packaged Facts
© Statista 2020
Additional Information:
United States; Packaged Facts; 2013 to 2018

These numbers are expected to change dramatically for 2020 and possibly beyond as households that are locked down due to COVID19 turn to the internet for their shopping needs


Estimated annual expenses for dogs and cats in the United States in 2019 (in U.S. dollars)
Estimated annual expenses in U.S. dollars
500
400
300
200
100
0
426
214
259
226
229
120
212
160
76
58
73
43
58
54
48
31
Surgical vet visits
Food
Kennel boarding
Routine vet
Food treats
Groomer/grooming aids
Vitamins
Toys
Dog owners
Cat owners
Source
APPA
© Statista 2020
Additional Information:
United States; 2019; 1,000 respondents; Online survey

The average sale on FetchMeATreat.com is over $42 with a 26% returning customer rate


Number of dogs in the United States from 2000 to 2017 (in millions)
Number of dogs in millions
100
80
60
40
20
0
68
65
73.9
74.8
77.5
78.2
83.3
77.8
89.7
2000
2002
2004
2006
2008
2012
2014
2015
2017
Source
APPA
© Statista 2019
Additional Information:
United States; 2000 to 2017

There are over 89 million dogs in the U.S., with 63 million households owning at least one. Women make up the majority of sales for fetch! which makes sense as they are reportedly 10% more likely to own a pet than their male counterparts are

Next steps

The main initiatives for fetch! coming into 2020 were to complete a packaging upgrade, implement a targeted brand support strategy for brick and mortar partners, and launch a full-scale digital marketing and re-targeting campaign. By re-designing their packaging and creating assets that their brand partners can utilize, fetch! Dog Treats will become a better sell-through inventory product. That will open new sales doors previously unavailable due to a perceived lack of awareness or support. Those efforts will be bolstered by the design and implementation of a cohesive, strategic digital campaign mixing organic and paid content, email marketing, scheduled promotions, loyalty programs, and more.


fetch!
ALL NATURAL
DOG TREATS
PEANUT BUTTER
GOODNESS
- PEANUT BUTTER
- SWEET POTATO
- LIGHT & AIRY
Simple. Safe. Trusted.
SNEAK PEEK
OUR STORY
SALMON OIL
fetch!
ALL NATURAL
DOG TREATS
Simple. Safe. Trusted.
PET NUTRITION FACTS

A recent draft of the new packaging that Griveas is working with designer Donald Kenney on. The bags are sustainable, provide much more space for marketing, and will hold 8 oz of treats as opposed to their current 6 oz offering.

Use of Funds

A successfully funded campaign will allow fetch! to immediately restart production and fulfill any previously rejected purchase orders and partner requests that they may have on hold, as well as cover all costs associated with operating the business, with a six to eight-month runway built-in while they ramp back up on inventory and begin marketing. If funded at the maximum level, fetch! plans to hire one full-time production assistant and rehire at least one of their existing part-time employees as well. Marketing will play a major role in moving forward, as years of critical analytical data waits to be used to continue building brand awareness, creating brand affinity, and generating sales across all channels. Finally, 7.5% is set aside to cover WeFunder's incredibly fair platform fee.


Use Of Funds
7%
25%
35%
33%
Production
Operations
Marketing
WeFunder

A successfully funded campaign will allow fetch! to lower their COGs by buying in volume, and increase sales revenue with the addition of a long sought after marketing initiative

Invest today. Your dog will thank you later!

The fetch! company that Lovern and Grievas envision is dedicated to providing customers with affordable, high quality, healthy, and safe alternatives to most mass-produced dog treats. They are committed to providing exceptional customer service to ensure that customers are 100% satisfied with the brand experience. They have been executing their mission successfully for nearly eight years. With your help, they are ready to spend the next eight years and beyond making fetch! a household name across the United States.

How many people do you know who would try fetch! Dog Treats for their special pup at least once? How many of those dog owners would likely continue to purchase such a healthy product because of the quality of the brand, not to mention your investment in and clear passion for fetch! products?

Join us on this great journey to provide dogs with healthier foods by hitting that "Invest" button now, and your fur-baby will become part of a business project that they will definitely enjoy!


Dog is Love

A surprise visit from our friend, and world-renowned dog behaviorist, Cesar Millan at SuperZoo 2019

Investor Q&A

− COLLAPSE ALL

What does your company do?

Our company makes treats for your dog that are so good you wouldn't mind eating them yourself, which, yes, you can do (Jackie prefers the Scrumptious Pumpkin, while John is more of a Carob Chip Delight guy).

Where will your company be in 5 years?

We believe (although cannot guarantee) that our brand is on track for acquisition within the next five years, with the potential to be a global player in our industry. In the last two years, we have received two separate inquiries for acquisition, as recently as this past April; each company perceived our value to be between $500k and $1M annually, and both have left the door open for potential further discussion once we meet that threshold.

Why did you choose this idea?

After a visit to the vet with my Miniature Schnauzer, Sgt. Pepperoni, I was inspired to create dog treats using all-natural and nutrient-rich ingredients. In a matter of months, my new baking hobby turned into a business, as family and friends clamored for whatever was leftover from each batch of healthy tasty treats to share with their dogs.

How far along are you? What's your biggest obstacle?

We have over four years of proven traction and a continued, growing demand for our product.

Our biggest obstacle has consistently been a lack of access to working capital. We have boot-strapped nearly our entire operation to date and have yet to be able to execute our strategic plan for growth fully.

For example, we are not able to purchase materials, supplies, and ingredients at a volume discount, so our cost of goods remains higher than it should be.

Additionally, we could not yet fund a well-thought-out strategic marketing campaign based on all of the data we have collected, and testing we have done through the years to dial in our target audience, which we believe would allow us to sell more treats faster.

Who competes with you? What do you understand that they don't?

From our professional branding to social reach, and messaging to website design, we have done well to outpace our small business competitors while keeping pace with, or standing out from the big brands.

Our hands-on approach includes spending thousands of working hours traveling to and from events and shows. From farmer's markets to SuperZoo, and everything in between, each show provides an opportunity to learn and grow.

We have spent years gathering crucial feedback from consumers, listening to comments of people walking by, and keeping an eye on industry trends to stay ahead of or alongside the competition as best we can.

We have an undeniable passion for what we do, and genuine passion is something you can not manufacture.

How will you make money?

We plan to utilize the years of analytical data and customer feedback that we have compiled to design targeted digital ad campaigns and keyword strategies, as well as implementing a brand new social strategy on Facebook, Instagram, Youtube, and LinkedIn.

We are also confident that our packaging upgrade will increase sell-through at the store level. Still, we will also design and make available a variety of assets like PoP displays, shelf-talkers, and awareness campaigns to support our independent partners.

By being able to buy in volume, we will lower our COGs, which allows for more competitive pricing and an increase in our already substantial 60% (avg) profit margins.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The most significant risk for us is an inability to produce treats at scale, a situation that we currently find ourselves in today. A lack of inventory creates the perception that we are not prepared to scale, rejecting orders creates trust issues with our distributors, brand partners, and individual customers due to our inability to keep up with demand as promised.

Other variables that can negatively impact our success may be; unforeseen changes to regulations or diminished effectiveness of digital ad campaigns, a dramatic slow down in market spending, or an increase in materials and supplies.

Find a complete list of all potential risks in our 'disclosures.'

Is it true that you met Cesar Millan? Is there anything more to that?

One of the most surreal experiences that we have had on this journey is our trip out to California to meet and shoot a scene with The Dog Whisperer, Mr. Cesar Millan. He and his team were terrific to work with and incredibly down to earth. We had a fantastic time and will hopefully be able to share more soon!